March 6, 2017

Sent via Edgar and Overnight Courier

United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

RE: Goldmerx, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on 3/14/14
File No.: 333-194587

Our Case No.: 3.1088

To Whom It May Concern:

On behalf of Goldmerx, Inc. a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No.: 333-194587), as initially filed with the Securities and Exchange Commission (“Commission”) on 3/14/14 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable conditions. The Registration Statement has not been effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Company.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order to Arash Shirdel, Esq. of Pacific Premier Law Group, via email at ashirdel@pacificpremierlaw.com or via fax at 949-629-3690.

Should you have any questions regarding this request for withdrawal, please contact Arash Shirdel, Esq. at Pacific Premier Law Group, at 949-629-3690

/s/Koren Chavez

Koren Chavez